Butterfield Reports First Quarter 2025 Results

Financial highlights for the first quarter of 2025:
•Net income of $53.8 million, or $1.23 per share and core net income1 of $56.7 million, or $1.30 per share
•Return on average common equity of 20.9% and core return on average tangible common equity1 of 24.2%
•Net interest margin of 2.70%, cost of deposits of 1.60%
•Dividend for the quarter ended March 31, 2025 of $0.44 per share
•Repurchases of 1.1 million shares at an average price of $37.78 per share

Hamilton, Bermuda - April 23, 2025: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the quarter ended March 31, 2025.
Net income for the first quarter of 2025 was $53.8 million, or $1.23 per diluted common share, compared to net income of $59.6 million, or $1.34 per diluted common share, for the previous quarter and $53.4 million, or $1.13 per diluted common share, for the first quarter of 2024. Core net income1 for the first quarter of 2025 was $56.7 million, or $1.30 per diluted common share, compared to $59.6 million, or $1.34 per diluted common share, for the previous quarter and $55.0 million, or $1.17 per diluted common share, for the first quarter of 2024.
The return on average common equity for the first quarter of 2025 was 20.9% compared to 22.9% for the previous quarter and 21.5% for the first quarter of 2024. The core return on average tangible common equity1 for the first quarter of 2025 was 24.2%, compared to 25.2% for the previous quarter and 24.5% for the first quarter of 2024. The efficiency ratio for the first quarter of 2025 was 61.8%, compared to 58.2% for the previous quarter and 60.9% for the first quarter of 2024. The core efficiency ratio1 for the first quarter of 2025 was 59.8% compared with 58.2% in the previous quarter and 59.8% for the first quarter of 2024.
Michael Collins, Butterfield's Chairman and Chief Executive Officer, commented, “Our strong performance in the first quarter of 2025 continued to demonstrate the resilience of our balance sheet with an expanding net interest margin, higher net interest income, stable core efficiency and effective capital management. We remain committed to managing Butterfield for the long-term benefit of our clients and communities, while creating value for shareholders across more pronounced economic and interest rate cycles.”
Net income and core net income1 were down in the first quarter of 2025 versus the prior quarter. Net income was down in the first quarter of 2025 compared to the prior quarter primarily due to lower non-interest income from banking services with higher non-interest expenses due to the impact of a group-wide voluntary early retirement program executed during the quarter offset by higher net interest income and lower allowance for credit losses. Core net income1 was down in the first quarter of 2025 primarily due to lower non-interest income from banking services offset by higher net interest income and lower allowance for credit losses and non-interest expenses.

(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         1

Net interest income (“NII”) for the first quarter of 2025 was $89.3 million, or $0.7 million higher compared with NII of $88.6 million in the previous quarter and $2.2 million higher from $87.1 million in the first quarter of 2024. NII was higher during the first quarter of 2025 compared to the previous quarter and first quarter of 2024, primarily due to a lower cost of deposits driven by a positive mix shift in deposits to demand from term and higher yields on investments as fixed rate investments continued to reprice. These were partially offset by lower yields on loan and treasury assets following interest rate cuts by central banks during the fourth quarter of 2024, as well as a lower day count in the first quarter of 2025 compared to the fourth quarter of 2024.
Net interest margin (“NIM”) for the first quarter of 2025 was 2.70%, an increase of 9 basis points from the previous quarter at 2.61% and up 2 basis points from 2.68% in the first quarter of 2024. NIM in the first quarter of 2025 increased compared to the prior quarter and first quarter of 2024 due to a lower cost of deposits, partially offset by a lower volume of interest earning assets in the previous quarter in addition to the asset yield dynamics noted above.
Non-interest income for the first quarter of 2025 was $58.4 million, a decrease of $4.8 million from $63.2 million in the previous quarter and $3.3 million higher than $55.1 million in the first quarter of 2024. The decrease in the first quarter of 2025 compared to the prior quarter was due to lower card volume due to seasonality and lower third party volume incentives offset by higher foreign exchange volume, trust income and asset management fees. Non-interest income in the first quarter of 2025 was higher than the first quarter of 2024 primarily due to higher card volume, and increases in asset management fees, foreign exchange volume and trust fees.
Non-interest expenses were $93.2 million in the first quarter of 2025, compared to $90.6 million in the previous quarter and $88.5 million in the first quarter of 2024. Core non-interest expenses1 of $90.3 million in the first quarter of 2025 were comparable to the $90.6 million incurred in the previous quarter and higher than the $86.9 million incurred in the first quarter of 2024. Core non-interest expenses1 in the first quarter of 2025 were higher compared to the first quarter of 2024 due to higher salary and other employee benefits, seasonally higher payroll taxes and increased marketing expenses. Included in salaries and other employee benefits are non-core expenses of $2.9 million which relates to costs arising from a group-wide voluntary early retirement program executed in the first quarter of 2025.
Period end deposit balances were $12.6 billion, a decrease of 1.1% compared to $12.7 billion at December 31, 2024, primarily due to deposit decreases in Bermuda which were partially offset by increases in the Channel Islands and UK segment due principally to a weaker US dollar. Average deposits were $12.5 billion in the quarter ended March 31, 2025, which is consistent with the prior quarter.
Tangible book value per share at the end of the first quarter of 2025 is $22.94 per share, higher than $21.70 per share at the end of the prior quarter and an increase over the $19.45 at the end of the first quarter of 2024.
Butterfield maintained its balanced capital return policy. The Board again declared a quarterly dividend of $0.44 per common share to be paid on May 21, 2025 to shareholders of record on May 7, 2025. During the first quarter of 2025, Butterfield repurchased 1.1 million common shares under the Bank's existing share repurchase program.
Effective January 1, 2025, the Bank has adopted the Basel Committee on Banking Supervision's ("BCBS") revised standardized approach for credit risk framework as required by the Bermuda Monetary Authority ("BMA"). Comparatives were prepared under the prior credit risk framework. The current total regulatory capital ratio as at March 31, 2025 was 27.7% , compared to 25.8% as at December 31, 2024. Both of these ratios remain conservatively above the minimum regulatory requirements applicable to the Bank.

ANALYSIS AND DISCUSSION OF FIRST QUARTER RESULTS

Income statement	Three months ended (Unaudited)
(in $ millions)	March 31, 2025	December 31, 2024	March 31, 2024
Non-interest income	58.4	63.2	55.1
Net interest income before provision for credit losses	89.3	88.6	87.1
Total net revenue before provision for credit losses and other gains (losses)	147.8	151.9	142.2
Provision for credit (losses) recoveries	0.4	(0.3)	0.4
Total other gains (losses)	—	0.1	0.2
Total net revenue	148.2	151.7	142.8
Non-interest expenses	(93.2)	(90.6)	(88.5)
Total net income before taxes	54.9	61.1	54.3
Income tax benefit (expense)	(1.2)	(1.5)	(0.9)
Net income	53.8	59.6	53.4

Net earnings per share
Basic	1.26	1.37	1.15
Diluted	1.23	1.34	1.13

Per diluted share impact of other non-core items [1]	0.07	—	0.04
Core earnings per share on a fully diluted basis [1]	1.30	1.34	1.17

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	43,592	44,601	47,167

Key financial ratios
Return on common equity	20.9%	22.9%	21.5%
Core return on average tangible common equity [1]	24.2%	25.2%	24.5%
Return on average assets	1.6%	1.7%	1.6%
Net interest margin	2.70%	2.61%	2.68%
Core efficiency ratio [1]	59.8%	58.2%	59.8%
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

Balance Sheet	As at
(in $ millions)	March 31, 2025	December 31, 2024
Cash and cash equivalents	2,097	1,998
Securities purchased under agreements to resell	736	1,205
Short-term investments	762	580
Investments in securities	5,448	5,513
Loans, net of allowance for credit losses	4,518	4,474
Premises, equipment and computer software, net	156	154
Goodwill and intangibles, net	90	90
Accrued interest and other assets	212	218
Total assets	14,020	14,231

Total deposits	12,608	12,746
Long-term debt	99	99
Securities sold under agreements to repurchase	—	93
Accrued interest and other liabilities	256	273
Total liabilities	12,962	13,211
Common shareholders’ equity	1,058	1,021
Total shareholders' equity	1,058	1,021
Total liabilities and shareholders' equity	14,020	14,231

Key Balance Sheet Ratios:	March 31, 2025	December 31, 2024
Common equity tier 1 capital ratio [2]	25.2%	23.5%
Tier 1 capital ratio [2]	25.2%	23.5%
Total capital ratio [2]	27.7%	25.8%
Leverage ratio	7.4%	7.3%
Risk-Weighted Assets (in $ millions)	4,207	4,539
Risk-Weighted Assets / total assets	30.0%	31.9%
Tangible common equity ratio	6.9%	6.6%
Book value per common share (in $)	25.07	23.78
Tangible book value per share (in $)	22.94	21.70
Non-accrual loans/gross loans	2.3%	1.7%
Non-performing assets/total assets	1.1%	1.1%
Allowance for credit losses/total loans	0.6%	0.6%
(2)     Effective January 1, 2025, the Bank has adopted the BCBS's revised standardized approach for credit risk framework as required by the BMA. Comparatives were prepared under the prior credit risk framework.

QUARTER ENDED MARCH 31, 2025 COMPARED WITH THE QUARTER ENDED DECEMBER 31, 2024

Net Income
Net income for the quarter ended March 31, 2025 was $53.8 million, down from $59.6 million in the prior quarter.
The $5.8 million change in net income during the quarter ended March 31, 2025 compared to the previous quarter is attributable to the following:
•$4.8 million decrease in non-interest income driven by (i) $6.1 million decrease in banking fees due to prior period seasonality; offset by (ii) $0.4 million increase in foreign exchange revenue driven by volume; (iii) $0.6 million increase in trust revenue due to new annual fees for an expanded service mandate; and (iv) $0.4 million increase in asset management fees due to higher brokerage commissions based on increased client activity;
•$0.7 million increase in net interest income before provision for credit losses driven by a lower cost of deposits due to a positive mix shift in deposits to demand from term and higher investment yields, as fixed rate investments continued to reprice, partially offset by lower loan and treasury yields and lower loan volumes;
•$0.7 million decrease in provision for credit losses driven by a release related to a commercial real estate facility in Bermuda and partially offset by a provision on a residential mortgage relationship in the Channel Islands and UK segment; and

•$2.6 million increase in non-interest expenses driven by (i) $1.8 million increase in salaries and other employee benefits expenses due to costs recognized related to the group-wide voluntary early retirement program executed during the quarter and the impact of annual promotions and salary reviews offset by better-than-expected staff healthcare costs; (ii) $1.2 million increase in payroll taxes related to the annual vesting of share compensation; (iii) $0.8 million increase in other expenses driven by a provision for a potential legal settlement; and partially offset by (iv) $0.6 million decrease in technology and communication due to lower technology services and corporate travel costs; and (v) $0.6 million decrease in marketing due to event costs and sponsorship incurred in the prior quarter.

Non-Core Items1
Non-core items resulted in expenses, net of gains, of $2.9 million for the first quarter of 2025. Non-core items for the quarter relate mainly to costs recognized related to the group-wide voluntary early retirement program.
Management does not believe that comparative period expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

BALANCE SHEET COMMENTARY AT MARCH 31, 2025 COMPARED WITH DECEMBER 31, 2024
Total Assets
Total assets of the Bank were $14.0 billion at March 31, 2025, a decrease of $0.2 billion from December 31, 2024. The Bank maintained a highly liquid position at March 31, 2025, with $9.0 billion of cash, bank deposits, reverse repurchase agreements and liquid investments representing 64.5% of total assets, compared with 65.3% at December 31, 2024.
Loans Receivable
The loan portfolio totaled $4.5 billion at March 31, 2025, which was consistent with the December 31, 2024 balances.
The allowance for credit losses at March 31, 2025 totaled $25.3 million, a decrease of $0.4 million from $25.7 million at December 31, 2024.
The loan portfolio represented 32.2% of total assets at March 31, 2025 (December 31, 2024: 31.4%), while loans as a percentage of total deposits was 35.8% at March 31, 2025 (December 31, 2024: 35.1%). The increase in both ratios was attributable principally to an increase in loan balances, primarily driven by foreign exchange translation, and a decrease in total deposits at March 31, 2025 compared to December 31, 2024.
As at March 31, 2025, the Bank had gross non-accrual loans of $103.8 million, representing 2.3% of total gross loans, an increase of $27.1 million from $76.7 million, or 1.7% of total loans, at December 31, 2024. The increase in non-accrual loans was driven by a residential mortgage facility in the Channels Islands and UK segment.
Investment in Securities
The investment portfolio was $5.4 billion at March 31, 2025, which was $0.1 billion lower than the December 31, 2024 balances.
The investment portfolio is made up of high-quality assets with 100% invested in A-or-better-rated securities. The investment book yield was 2.68% during the quarter ended March 31, 2025 compared with 2.51% during the previous quarter. Total net unrealized losses on the available-for-sale portfolio is lower at $131.4 million, an improvement of $31.9 million compared with total net unrealized losses of $163.3 million at December 31, 2024.
Deposits
Average total deposit balances were $12.5 billion for the quarter ended March 31, 2025 which is consistent with the prior quarter, while period end balances as at March 31, 2025 were $12.6 billion, a decrease of $0.1 billion compared to December 31, 2024.

Average Balance Sheet2

	For the three months ended
	March 31, 2025			December 31, 2024			March 31, 2024
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash and cash equivalents and short-term investments	3,519.3	34.5	3.98	3,441.1	36.9	4.25	3,138.3	36.8	4.71
Investment in securities	5,462.6	36.1	2.68	5,457.3	34.5	2.51	5,204.2	28.9	2.23
Available-for-sale	2,247.5	17.8	3.21	2,173.0	15.8	2.89	1,766.3	9.6	2.17
Held-to-maturity	3,215.1	18.3	2.31	3,284.3	18.6	2.25	3,437.9	19.3	2.25
Loans	4,455.3	69.4	6.32	4,573.2	74.1	6.43	4,689.5	77.0	6.58
Commercial	1,320.3	20.6	6.32	1,321.9	21.2	6.36	1,381.4	23.7	6.88
Consumer	3,135.0	48.8	6.32	3,251.3	52.9	6.45	3,308.1	53.3	6.46
Interest earning assets	13,437.3	140.0	4.23	13,471.6	145.5	4.28	13,031.9	142.7	4.39
Other assets	430.7			429.8			412.0
Total assets	13,868.0			13,901.4			13,444.0
Liabilities
Deposits - interest bearing	9,853.4	(49.1)	(2.02)	9,943.7	(54.4)	(2.17)	9,586.5	(54.2)	(2.27)
Securities sold under agreements to repurchase	16.3	(0.2)	(4.42)	97.8	(1.1)	(4.27)	4.6	(0.1)	(4.69)
Long-term debt	98.7	(1.4)	(5.63)	98.7	(1.4)	(5.51)	98.5	(1.4)	(5.58)
Interest bearing liabilities	9,968.5	(50.7)	(2.06)	10,140.2	(56.8)	(2.22)	9,689.7	(55.6)	(2.30)
Non-interest bearing current accounts	2,622.4			2,509.5			2,603.5
Other liabilities	263.6			245.3			250.0
Total liabilities	12,854.4			12,895.0			12,543.2
Shareholders’ equity	1,013.5			1,006.4			900.8
Total liabilities and shareholders’ equity	13,868.0			13,901.4			13,444.0
Non-interest bearing funds net of non-interest earning assets (free balance)	3,468.8			3,331.5			3,342.3
Net interest margin		89.3	2.70		88.6	2.61		87.1	2.68
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $120.9 billion and $24.7 billion, respectively, at March 31, 2025, while assets under management were $5.9 billion at March 31, 2025. This compares with $131.3 billion, $30.5 billion and $6.0 billion, respectively, at December 31, 2024.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended
(in $ millions except per share amounts)	March 31, 2025	December 31, 2024	March 31, 2024
Net income	53.8	59.6	53.4
Non-core items
Non-core expenses
Early retirement program, voluntary separation, redundancies and other non-core compensation costs	2.9	—	1.3
Restructuring charges and related professional service fees	—	—	0.3
Total non-core expenses	2.9	—	1.6
Total non-core items	2.9	—	1.6
Core net income	56.7	59.6	55.0

Average common equity	1,041.3	1,030.0	996.1
Less: average goodwill and intangible assets	(89.2)	(92.9)	(97.4)
Average tangible common equity	952.1	937.2	898.7
Core earnings per share fully diluted	1.30	1.34	1.17
Return on common equity	20.9%	22.9%	21.5%
Core return on average tangible common equity	24.2%	25.2%	24.5%

Shareholders' equity	1,057.8	1,020.8	995.1
Less: goodwill and intangible assets	(89.7)	(89.6)	(96.3)
Tangible common equity	968.1	931.2	898.8
Basic participating shares outstanding (in millions)	42.2	42.9	46.2
Tangible book value per common share	22.94	21.70	19.45

Non-interest expenses	93.2	90.6	88.5
Less: non-core expenses	(2.9)	—	(1.6)
Less: amortization of intangibles	(1.9)	(2.2)	(1.9)
Core non-interest expenses before amortization of intangibles	88.4	88.4	85.0
Core revenue before other gains and losses and provision for credit losses	147.8	151.9	142.2
Core efficiency ratio	59.8%	58.2%	59.8%

Conference Call Information:
Butterfield will host a conference call to discuss the Bank’s results on Thursday, April 24, 2025 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (844) 855-9501 (toll-free) or +1 (412) 858-4603 (international) ten minutes prior to the start of the call and referencing the Conference ID: Butterfield Group. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website for 12 months.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with US GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our intention to make share repurchases or otherwise increase shareholder value, our dividend payout target, our fee/income ratio, our OCI, our growth and expenses, and interest rate levels and impact on our earnings, and business activity levels, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions (including economic growth and general business conditions), changes in trade policies and practices and the resulting uncertainty, market volatility, and potential deterioration in economic conditions, fluctuations of interest rates, inflation, a decline in Bermuda’s sovereign credit rating, any sudden liquidity crisis, the successful completion and integration of acquisitions (including our integration of the trust assets acquired from Credit Suisse) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention (including the retention of relationships associated with our Credit Suisse acquisition) and obtaining new business, potential impacts of climate change, the success of our updated systems and platforms and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. BF-All

Presentation of Financial Information:
Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Nicky Stevens
Investor Relations                 Group Strategic Marketing & Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com         E-mail: nicky.stevens@butterfieldgroup.com